FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant's press release dated August 2, 2017, announcing that Gilat Propels the Russian DTH Market into Broadband Services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 2, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Propels the Russian DTH Market into Broadband Services

Eutelsat's satellite broadband service, powered by Gilat terminals, equips NTV-Plus to offer triple play to TV subscribers

Petah Tikva, Israel, August 2, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that NTV-Plus has selected the broadband service developed by Eutelsat Networks and powered by Gilat's high-performance VSATs to offer high-speed Internet to DTH subscribers across the European part of the Russian Federation.

Gilat's satellite solution provides affordable high-quality broadband, leveraging multi-beam high throughput capacity on the Express AMU1/EUTELSAT 36C satellite, whose wide-beam capacity is already used by NTV-Plus for TV broadcasting.

The service is based on Gilat's leading broadband VSATs, Gemini (for enterprise) and the innovative Scorpio (for consumers), VSAT-in-a-Box outdoor terminal, both supporting self-install and automatic service activation.

DTH providers in Russia, looking to bring internet service to their subscribers, are embracing the fast growing broadband over satellite market. NTV-Plus has joined this flourishing market, offering Gilat's high-performance VSATs for internet service to their installed base. The Service is intended for both private consumers and corporate customers in unserved and underserved locations.

"As the significance of the Internet grows, and digital information becomes a key component of our personal and business lives, it is essential for us to provide high quality broadband services to our subscribers," said Dmitry Mozzhegorov, Chief Information Officer at NTV-Plus. "We are pleased to use Gilat's reliable satellite modem for this service and are looking forward to continued collaboration in the future."

"Broadband over satellite has become a reality with HTS, now answering the market demand for affordable plentiful and quality data connectivity. We see more and more MNOs and DTH provides using broadband over satellite as a mainstream vehicle to acquire new consumers as well as to reduce churn. We are proud to be part of this 'broadband for the masses' revolution with our innovative leading technology," said Michal Aharonov, VP Commercial at Gilat.

"We see great potential and steady growth of broadband delivery in our region, and are pleased to see NTV-Plus join this market leveraging our technology," added Alexander Klimov, General Manager Russia at Gilat.

About NTV-Plus
NTV-Plus is the first Russian DTH - operator. Over 20 years NTV-Plus has been a recognized expert in the field of satellite pay-tv. Mission of the company – to create affordable high-quality TV service for the whole family. NTV-Plus subscribers have access to over 260 different content channels broadcasted in HD and UHD. The company covers all regions of Russia.  The viewership of NTV-Plus exceeds 3 million people. NTV-Plus has a number of prestigious international and Russian Awards. For more about NTV-Plus please visit: www.ntvplus.ru

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat's comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net